

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Kristopher R. Westbrooks
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re: TimkenSteel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-36313**

Dear Kristopher R. Westbrooks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing